EXHIBIT 4

47 EAST CHICAGO AVENUE SUITE 336 NAPERVILLE, ILLINOIS 60540 TEL.: (630) 848-1340 FAX: (630) 848-1342	67 PARK PLACE EAST SUITE 675 MORRISTOWN, NJ 07960 TEL.: (973) 539-5400 FAX: (973) 539-5404

August 18, 2014

Board of Directors
Banc of California, Inc.
18500 Von Karman Avenue
Suite 1100
Irvine, CA 92612

Dear Sirs:

In a SEC filing dated August 12, 2014, Banc of California (the “Company”) disclosed that it was unable to file on a timely basis its Form 10-Q for the period ended June 30, 2014.  This is the fourth non-timely notice filing by Banc of California since 2011.  This is embarrassing for the Company’s management and board, and distressing to us as shareholders.

At the NYSE Investor Day conference in May, I told CFO Ronald Nicolas that the Company was going in too many directions at once and had too many lines of business for a bank of its size.  I told him the Company would not be able to handle all of that activity and growth.  It looks like I was correct, at least as far as timely SEC reporting goes.

I do not blame the accounting function for this failure, as the accounting, legal and operational departments and personnel of any company do not have unlimited capacity.  Instead, it appears to be a consequence of the significant turnover among senior and middle-level executives, deal making and rapid growth in numerous lines of business occurring under Mr. Sugarman’s leadership.

The board is responsible for hiring and retaining Mr. Sugarman as CEO.  While he may have been the right executive for the growth phase of the Company, I wonder whether the Company would be better off going forward with a more seasoned and experienced commercial banker as CEO.  In that regard, the board should consider hiring an organizational consultant to examine the state of the organization under Mr. Sugarman’s leadership, using confidential and anonymous surveys of officers and employees.  That same organizational consultant should examine whether Mr. Brownstein is sufficiently independent of Mr. Sugarman to serve as an effective Lead Director.

I continue to await a response to my letter dated June 6, 2014, in which I raised a number of detailed concerns and questions.  Please feel free to call me at any time. Please provide a copy of this correspondence to each member of the board of directors.

Sincerely,

/s/ Richard Lashley

Richard Lashley, Principal